Bradford & Bingley

02 AUG 30 AM 10:52

[redacted]

02049625

Your reference

In reply please quote

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

22 August 2002

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

dlw

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

F427 (02/2002)

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Bradford & Bingley plc

2) Name of Director

Derek Trevor Lewis

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Derek Trevor Lewis

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Derek Trevor Lewis

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7) Number of shares/amount of stock acquired

10,000

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary shares of 25 pence

12) Price per share

330 pence

13) Date of transaction

21 August 2002

14) Date company informed

21 August 2002

15) Total holding following this notification

n/a

16) Total percentage holding issued class following this notification

n/a

17) Date of grant

n/a

If a director has been granted options by the company please complete the following boxes

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

24) Name of contact and telephone number for queries

Alan Shankley 01274 554382

25) Name and signature of authorised company official responsible for making this notification

Alan Shankley 01274 554382

Date of Notification.....21 August 2002

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY AWARDS UNDER THE PERFORMANCE SHARE PLAN

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Performance Share Plan ("PSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 177,352 Ordinary Shares in Bradford & Bingley plc at 322.2p per share on 16 August 2002. Awards, subject to the PSP rules, were granted over those shares during 2002 and Mourant & Co Trustees Limited have agreed to satisfy those awards.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

19 August 2002

Se19080201

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Share Option Scheme ("ESOS"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees' Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 45,762 Ordinary Shares in Bradford & Bingley plc at 322.2p per share on 16 August 2002. Mourant & Co Trustees Limited have agreed to satisfy any options granted, including those made during 2002, subject to the ESOS rules, using those shares.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

19 August 2002

Se19080202

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARESAVE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Sharesave Scheme ("the Scheme"), Bradford & Bingley QUEST Limited as trustee of the Bradford & Bingley Qualifying Employee Share Ownership Trust established by Deed on 8 December 2000 (the "Trust"), purchased 368,350 Ordinary Shares in Bradford & Bingley plc at 322.2p per share on 16 August 2002. Options, subject to the Scheme rules, were granted during 2001 and 2002 and Bradford & Bingley QUEST has agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Bradford & Bingley QUEST Limited.

End

19 August 2002

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY AWARDS UNDER THE PERFORMANCE SHARE PLAN

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Performance Share Plan ("PSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 132,648 Ordinary Shares in Bradford & Bingley plc at 328.99p per share on 15 August 2002. Awards, subject to the PSP rules, were granted over those shares during 2002 and Mourant & Co Trustees Limited have agreed to satisfy those awards.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

16 August 2002

Se16080201

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Share Option Scheme ("ESOS"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees' Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 34,238 Ordinary Shares in Bradford & Bingley plc at 328.99p per share on 15 August 2002. Mourant & Co Trustees Limited have agreed to satisfy any options granted, including those made during 2002, subject to the ESOS rules, using those shares.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

16 August 2002

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARESAVE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Sharesave Scheme ("the Scheme"), Bradford & Bingley QUEST Limited as trustee of the Bradford & Bingley Qualifying Employee Share Ownership Trust established by Deed on 8 December 2000 (the "Trust"), purchased 273,114 Ordinary Shares in Bradford & Bingley plc at 328.99p per share on 15 August 2002. Options, subject to the Scheme rules, were granted during 2001 and 2002 and Bradford & Bingley QUEST has agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw, Keith Greenough and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Bradford & Bingley QUEST Limited.

End

16 August 2002

Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:17 21 Aug 2002
Number	2644A

For immediate release

21 August 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 123,290 of its ordinary shares on Wednesday, 21 August 2002 at a price of 329.6771 p per share.

END

END

Company website

Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:11 20 Aug 2002
Number	2100A

For immediate release

20 August 2002

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 138,549 of its ordinary shares on Tuesday, 20 August 2002 at a price of 329.0348 p per share.

END

END

Company website

Close

Re 82-5154

Full Text Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	18:22 19 Aug 2002
Number	1557A

For immediate release

19 August 2002

Bradford & Bingley plc

Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 23 April 2002, it purchased for cancellation 133,450 of its ordinary shares on Monday, 19 August 2002 at a price of 325.0137 p per share.

END

END

Company website